Exhibit 99.1

ElectraMeccanica Begins First Customer Deliveries of Flagship SOLO EV

Initial Commercial Deliveries for Early Reservation Holders and Fleet Operators Held at Unveiling Event in Los Angeles on October 4th

VANCOUVER, British Columbia, Oct. 06, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, has commenced the first commercial deliveries of its flagship single-seat SOLO electric vehicle (EV) as part of an invite-only unveiling event held in Los Angeles, California on October 4, 2021.

The event was hosted by the ElectraMeccanica senior management team at the Universal Hilton Hotel, adjacent to the iconic Universal Studios and a brief drive from the Los Angeles ElectraMeccanica Service and Pre-Delivery Inspection Facility. Initial deliveries were provided to early consumer reservation holders and the first fleet customers, including Skechers USA, Faction Technology, Cyber Yogurt and a popular Southern California Ruby’s Diner franchisee.

“We’re really excited to be contributing to sustainability by using the SOLO EV as a moving billboard for our business and to help with deliveries. It’s a fun vehicle to drive that supports our business initiatives,” said George Alexander, Ruby’s Mission Viejo.

“Our core values at Cyber Yogurt have always been quality, service and sustainability.    We wanted to go with the SOLO EV because it allows us to demonstrate our commitment to sustainability.  Even though we are a small business, we want to do our part to make a difference in our community,” said Pablo Tamashiro, Owner of Cyber Yogurt

“Faction is focused on enabling driverless electric vehicles that are right-sized for delivery and ride-on-demand.  We’re excited to add Solo to our development fleet and look forward to collaborating with ElectraMeccanica to evolve the future of urban mobility,” added Ain McKendrick, Founder and CEO of Faction Technology.

ElectraMeccanica will continue to ramp production alongside its manufacturing partner and strategic investor, Zongshen Industrial Group, which produced early SOLO vehicles initially used for validation, marketing and advertising purposes throughout the Company’s robust retail footprint in 10 major markets spanning five western states. To support increased production capacities from continued demand, ElectraMeccanica remains on track to complete its new U.S. Assembly and Engineering Technical Center in Mesa, Arizona in Summer of 2022, which will have the ability to produce up to 20,000 vehicles per year.

“The initial customer deliveries of our flagship SOLO EV marks a transformational milestone not only for ElectraMeccanica, but for the future of the electric vehicle industry,” said Kevin Pavlov, CEO of ElectraMeccanica. “As the first production SOLOs hit the road, I was reminded that bringing a revolutionary, production-ready EV to market is no small feat–particularly one as unique and differentiated as our three-wheeled, single-seat SOLO. As we look ahead, we will continue to ramp production to meet the ever-growing demands for right-sized EVs with a practical everyday use and helping to create sustainable value for our customers and shareholders alike.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/5637d36a-ce98-4094-a253-2f768d1b0622

TWO ELECTRAMECCANICA SOLO EVS READY FOR DELIVERY TO FLEET CUSTOMERS

TWO ELECTRAMECCANICA SOLO EVS READY FOR DELIVERY TO FLEET CUSTOMERS

Source: ElectraMeccanica Vehicles Corp.

Released October 6, 2021